Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

May 14, 2024

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 185 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 25, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the Cambria Chesapeake Pure Trend ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Fees and Expenses

1.	Please supplementally provide the Staff with a Fee Table pre-effectively. In addition, please tell us in correspondence how the Trust estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

Principal Investment Strategies

2.	With respect to the Fund’s Trend Strategy disclosure, please clarify what aspects of the strategy are designed to seek to preserve capital.

Response: The Trust confirms that the aspects of the Fund’s Trend Strategy designed to preserve capital has been clarified in Item 9.
3.	The Staff notes that Fund’s derivatives holdings will relate to “currencies (including up to 2% (notional value) in digital currencies).” Please clarify whether the 2% reflects the percentage of the Fund’s total assets.

Response: The Trust confirms that the Prospectus has been clarified to indicate that the foregoing reference is to 2% of the Fund’s total assets.

4.	For derivatives related to currencies and commodities, please discuss any limitations on these investments in connection with the Fund’s compliance with the Investment Company Act or other regulatory requirements, such as being a registered investment company (RIC).

Response: The Trust respectfully notes that, as referenced in Comment 10, below, the Fund intends to gain exposure to futures contracts and other derivative instruments through a wholly-owned Cayman Islands subsidiary (the “Subsidiary”). The Prospectus further states “The Fund may invest up to 25% of its total assets in the Subsidiary, tested at the end of each fiscal quarter,” and that “The Subsidiary will generally invest in futures contracts and other derivative instruments that do not generate “qualifying income” under the source of income test required to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).” In addition, under “Tax Risk,” the Prospectus notes that the Fund intends to treat any income it may derive from futures received by the Subsidiary as “qualifying income” under the provisions of the Code applicable to RICs and discloses risks if the Fund did not qualify as a RIC. Based on the foregoing, the Trust believes that the current disclosure adequately addresses the relevant regulatory limitations on such investments.
5.	Please revise Sub-Adviser Strategy Risk disclosure to provide more detailed disclosure regarding the Trend strategy. The revised disclosure should address, for example, the potential inability to recognize a trend early enough to trade, the potential that the trend may not persist, or that something that is perceived as a trend may not be, etc.

Response: The Trust confirms that the Sub-Adviser Strategy Risk disclosure has been revised to provide more disclosures about the Fund’s Trend strategy. In conjunction with the enhanced risk disclosures, the Trust notes that the Prospectus’ description of the Fund’s Trend strategy has been clarified as well.
6.	We note that you generally use the term cryptocurrency to describe crypto assets. Please generally use the term “crypto asset” or “digital asset” and clarify that, although bitcoin and similar crypto assets may be referred to as cryptocurrencies, virtual currencies, or digital currencies, they presently are not accepted as a medium of exchange. Please also explain the common impediments or disadvantages to adopting crypto assets as a means of payment, including the slowness of transactions and finality, variability of transaction fees, and volatility of price.

Response: The Trust confirms that references to cryptocurrency have been revised to “crypto asset” or “digital asset.” In addition, the Prospectus has been revised to include the foregoing clarifications. The Trust respectfully declines to add the crypto-asset related explanations to the Prospectus. However, such explanations have been added to the SAI. As noted above, the Fund’s investments in crypto asset-related futures contracts will be limited to 2% of the Fund’s total assets. As a result, including extensive crypto-asset related prospectus disclosures may potentially confuse investors about the extent to which the Fund may be exposed to such assets.
7.	Please disclose that the Fund invests in crypto assets only indirectly through cash-settled futures contracts traded on the Chicago mercantile exchange or advise. Please also specify the crypto asset futures contracts in which the Fund invests (e.g., bitcoin futures contracts or ether futures contracts) and provide a brief description of these crypto assets and their respective blockchains, including the uses cases they have been specifically designed to support, and how they differ from one another in terms of such intended use cases. Finally, in the principal risks section, please discuss any material risks or challenges that are specific to these crypto assets and their respective blockchains (e.g., that further development and use of crypto assets and their respective blockchains for their intended purpose are substantially dependent on layer 2 solutions).

Response: The Trust confirms that disclosure has been added indicating that the Fund will invest in crypto assets only indirectly through cash-settled futures contracts traded on the Chicago mercantile exchange. The Trust respectfully declines to include the other related disclosures in the Prospectus. As noted above, the Fund’s investments in crypto asset-related futures contracts will be limited to 2% of the Fund’s total assets. As a result, the Fund does not view such investments as rising to the level of a principal risk. The SAI has been revised to include the aforementioned information about the Fund’s crypto asset futures contracts and the additional descriptions noted above.

Principal Investment Risks

8.	With respect to the Cryptocurrency risk disclosure, please disclose the risk related to the fragmentation and lack of regulatory compliance and/or oversight of spot markets for crypto assets, including the potential for fraud and manipulation. Please disclose that the crypto asset trading platforms on which crypto assets are traded, and the platforms that would serve as a pricing source for the valuation of futures contracts are, or may become, subject to enforcement actions by regulatory authorities.

Response: The Trust respectfully declines to include the foregoing disclosures in the Prospectus. However, such disclosures have been added to the SAI. As noted above, the Fund’s investments in crypto asset-related futures contracts will be limited to 2% of the Fund’s total assets. As a result, the Fund does not view such investments as rising to the level of a principal risk, and has removed such disclosures from the Fund’s prospectus.
9.	Please clarify that crypto assets and crypto asset futures contracts have historically been subject to significant price volatility, and disclose that the value of crypto assets has been, and may continue to be, substantially dependent on speculation, such that trading and investing in crypto assets generally may not be based on fundamental analysis.

Response: The Trust confirms that the foregoing clarifying language has been added to the Fund’s Prospectus.
10.	With respect to the Fund’s Subsidiary, please confirm in correspondence that:
a.	the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder;
b.	the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States;
c.	The wholly-owned Subsidiary’s management fee (including any performance fee), if any, will be included in “management fees” and the wholly-owned subsidiary’s expenses will be included in Other Expenses in the fee table.
Response:
(a)	The Subsidiary and/or its board of directors, for so long as the Fund is the sole investor in the Subsidiary, will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
(b)	The Subsidiary and/or its board of directors will agree to designate an agent for service of process in the United States.
(c)	The Trust responds supplementally by noting that the Adviser will not receive any additional compensation for services provided to the Subsidiary. The Trust further responds by noting that the Subsidiary’s expenses will not be included in “Other Expenses” in the Fund’s Fees and Expenses table in the Prospectus because the Subsidiary’s expenses are part of the Fund’s expenses subject to the Fund’s unitary management fee.
11.	Disclose that the Fund does (or does not) currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: The Trust confirms that the Fund does not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. The Trust confirms that Prospectus has been revised to include the disclosure.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino
Michael Pellegrino
General Counsel
Tidal Investments LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.75%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years

$77	$240